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                                  UNITED STATES                                               ------------------------------
                       SECURITIES AND EXCHANGE COMMISSION                                            OMB APPROVAL
                             Washington, D.C. 20549                                           ------------------------------
                                                                                                  OMB Number  3235-0101
                                    FORM 144                                                    Expires: May 31, 2002
                                                                                                  Estimated average burden
                     NOTICE OF PROPOSED SALE OF SECURITIES                                    hours per response ....... 2.0
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933                            ------------------------------
                                                                                                       SEC USE ONLY
ATTENTION: Transmit for filing 3 copies of this form concurrently with                        ------------------------------
           either placing an order with a broker to execute sale or executing                      DOCUMENT SEQUENCE NO.
           a sale directly with a market maker.                                               ------------------------------
                                                                                                       CUSIP NUMBER
                                                                                              ------------------------------
                                                                                                      WORK LOCATION
                                                                                              -------------------------------
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1(a) NAME OF ISSUER (Please type or print)           (b) IRS IDENT. NO.       (c) S.E.C. FILE NO.

PageMart Wireless Inc.                               75-2575229               0-28196
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1(d) ADDRESS OF ISSUER                      STREET          CITY       STATE          ZIP CODE       (e) TELEPHONE NO.

3333 Lee Parkway, Suite 100                                 Dallas     Texas          75219          (214) 765-4000
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE   (b) SOCIAL SECURITY NO. (c) RELATIONSHIP   (d) ADDRESS STREET    CITY   STATE   ZIP CODE
     SECURITIES ARE TO BE SOLD                  OR IRS IDENT. NO.       TO ISSUER

Morgan Stanley & Co. Incorporated           13-265-5996             Controlling        1585 Broadway, New York, NY 10036
                                                                    Stockholder by
                                                                    Virtue of
                                                                    Stockholder's
                                                                    Agreement
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C.
File Number.
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3(a) Title of the  (b) Name and Address of Each Broker Through Whom the    SEC USE ONLY   (c) Number of        (d) Aggregate
     Class of          Securities are to be Offered or Each Market Maker   -------------      Shares or            Market
     Securities        who is Acquiring the Securities                     Broker-Dealer      Other Units          Value
     To Be Sold                                                             File Number       To Be Sold          (See Instr. 3(d))
                                                                         (See Instr. 3(c))
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Class A               JP Morgan Securities Inc.                                           A maximum of 345,818    2,528,794
Common Stock          60 Wall Street
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(e) Number of Shares      (f) Approximate            (g)   Name of Each
    or Other Units            Date of Sale                 Securities
    Outstanding               (See Instr. 3(f))            Exchange
    (See Instr. 3(e))         (MO. DAY  YR.)               (See Instr. 3(g))
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34,581,850                    8/6/99                       N/A
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INSTRUCTIONS:

1. (a) Name of issues                                                           3. (a) Title of the class of securities to be sold
   (b) Issuer's I.R.S. Identification Number                                       (b) Name and address of each broker through whom
   (c) Issuer's S.E.C. file number, if any                                             the securities are intended to be sold
   (d) Issuer's address, including zip code                                        (c) Number of shares of other units to be sold
   (e) Issuer's telephone number, including area code                                  (if debt securities, give the aggregate face
                                                                                       amount)

2. (a) Name of person for whose account the securities are to be sold              (d) Aggregate market value of the securities
   (b) Such person's Social Security or I.R.S. identification number                   to be sold as of a specified date within 10
   (c) Such person's relationship to the issuer (e.g., officer, director, 10%          days prior to the filing of this notice
       stockholder, or member of immediate family of any of the foregoing)         (e) Number of shares or other units of the class
       such person's address, including zip code                                       outstanding, or if debt securities the face
                                                                                       amount thereof outstanding, as shown by the
                                                                                       most recent report or statement published by
                                                                                       the issuer
                                                                                   (f) Approximate date on which the securities
                                                                                       are to be sold
                                                                                   (g) Name of each securities exchange,
                                                                                       if any, on which the securities
                                                                                       are intended to be sold


                                                 TABLE I - SECURITIES TO BE SOLD
                            Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
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Title of     Date you    Nature of                    Name of Person      Amount of Securities   Date of Payment   Nature of Payment
the Class    Acquired    Acquisition                from Whom Acquired    Acquired
                         Transaction               (If gift, also give
                                                   date donor acquired)
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Class A      8/7/96    The Class A Common Stock        Various Market       45,098                    8/7/96             Cash
Common                 to be sold has been             Participants
Stock                  obtained by exercising
                       Warrants (on a cashless
                       basis) which were acquired
                       on 8/7/96.

Class A     12/20/95*  The Class A Common Stock        Various Market      300,720                  12/20/95*           Cash
Common      *(latest   to be sold has been             Participants
Stock         date)    obtained by converting
                       (on a cashless basis)
                       Non-voting common stock,
                       acquired, on the latest
                       date of 12/20/95, into
                       Class A Common Stock.
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INSTRUCTIONS: 1. If the securities were purchased and full payment                 2. If within two years after the acquisitions of
                 therefor was not made in cash at the time of purchase,               the securities the person for whose account
                 explain in the table or in a note thereto the nature                 they are to be sold had any short positions,
                 of the consideration given. If the consideration consisted           put or other option to dispose of securities
                 of any note or other obligation, or if payments was made             referred to in paragraph (d)(3) of Rule 144,
                 in installments describe the arrangement and state when the          furnish full information with respect thereto.
                 note or other obligation was discharged in full or the last installment paid.
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                                TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS Furnish the
                           following information as to all securities of the issuer sold during the past 3 months by the persons for whose account the securities are to be sold
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Name and Address of Seller         Title of Securities Sold        Date of Sale        Amount of Securities Sold      Gross Proceeds
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                                   None




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REMARKS:



INSTRUCTIONS:                                                                      ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144. Information           The person for whose account the securities to
is to be given not only as the person for whose account the securities are to be   which this notice relates are to be sold hereby
sold but also as to all other persons included in that definition. In addition,    represents by signing this notice that he does
information shall be given as to sales by all persons whose sales are required     not know any material adverse information in
by paragraph(e) of Rule 144 to be aggregated with sales for the account of the     regard to the current and prospective operations
person filing this notice.                                                         of the Issuer of the securities to be sold which
                                                                                   has not been publicly disclosed.

                                                                                   MORGAN STANLEY DEAN WITTER on behalf of

                                                                                   MORGAN STANLEY & CO. INCORPORATED
August 6, 1999
---------------------------                                                                  /s/ Robert Koppenol
 DATE OF NOTICE                                                                    -------------------------------------------
                                                                                                   Principal

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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